Exhibit 19

Insider Trading Policy

Insider Trading Policy

Table of Contents

1.0    Policy Overview    3
1.1    Purpose    3
1.2    Scope    3
1.3    Objectives    3
2.0    Certain Defined Terms    3
3.0    Policy Elements    4
3.1    Restrictions Applicable to all Insiders    4
3.2    Additional Restrictions Applicable to Covered Persons    6
3.3    Restrictions Applicable to the Company    6
3.4    Transactions Covered by This Policy    7
3.5    Unauthorized Disclosure of Material Non-Public Information    7
3.6    Consequences of Violating Insider Trading Laws or This Policy    7
3.7    Transactions Under Company Plans and Rule 10b5-1 Trading Plans    8
3.8    Post-Termination Transactions    8
4.0    Policy Maintenance    8
4.1    Policy Owner    8
4.2    Policy Approver    9
4.3    Accountability/Sign-Off    9
4.4    Administration of this Policy    9
5.0    Related Documents    9
6.0    Appendix A – Rule 10b5-1 Trading Plan Guidelines    10
7.0    Appendix B – Executive Leadership Team - Preclearance    13

1.0     Policy Overview
1.1    Purpose
This Insider Trading Policy (the “Policy”) sets forth the standards of Bread Financial Holdings, Inc. (“Bread Financial”) and its subsidiaries (together with Bread Financial, the “Company”) with respect to transactions in Bread Financial securities or securities of certain other publicly traded companies while in possession of material non-public information.

1.2    Scope
This Policy applies to (i) associates and officers of the Company, (ii) directors of Bread Financial, Comenity Bank and Comenity Capital Bank, (iii) Family Members (as defined below) of persons identified in (i) and (ii) above, and (iv) other persons, such as contractors or consultants, who the Company may determine should be subject to this Policy based on their access to material non-public information concerning the Company (collectively, “Insiders”).

1.3    Objectives
Federal and state securities laws generally prohibit any person who is aware of material non-public information about a company from trading in securities of that company. These laws also prohibit such person from disclosing material non-public information to other persons who may trade on the basis of that information. Bread Financial’s Board of Directors has adopted this Policy to promote compliance with these laws and to protect the Company and its Insiders from serious liabilities and penalties that can result from violations of these laws.

2.0    Certain Defined Terms
●    “Covered Persons.” Covered Persons include (i) each director of Bread Financial, Comenity Bank and Comenity Capital Bank, (ii) each officer of Bread Financial who has been designated by Bread Financial’s Board of Directors as an “executive officer” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) any additional persons that the Company may from time to time designate as a Covered Person based on their position or relationship with the Company and access to material non-public information in the normal performance of their duties.

●    “Family Members.” Family Members of a person include family members who reside with such person, anyone else who lives with such person, any family members who do not live with such person but whose transactions in Bread Financial securities are directed by such person or subject to such person’s influence or control (e.g., parents or children who consult with such person before they trade in Bread Financial securities).

●    “Material Information.” Material Information is any information where there is a substantial likelihood that a reasonable stockholder or investor would consider it important in making a decision to buy, sell or hold securities, or if the disclosure of the information would be expected to significantly alter the total mix of information in the marketplace about the company.

In simple terms, material information is any type of information that could reasonably be expected to affect the market price of a company’s securities. Both positive and negative information may be material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Although it is not possible to list all types of material information, the following are examples of the types of information that are particularly sensitive and should be treated as material:

●    earnings estimates (including changes to previously announced estimates)
●    financial performance, especially quarterly and year-end earnings or significant changes in financial performance or liquidity
●    a significant change in operations, projections, prospects or strategic plans
●    a significant write-down in assets or increases in reserves
●    an actual or suspected cybersecurity event, including a data breach
●    a potential merger or acquisition
●    a potential sale of significant assets or subsidiaries
●    the gain or loss of a major contract, customer or supplier
●    the development or release of, or a significant change in, a product or service
●    a significant pricing change in products or services
●    declaration of a stock split, stock or bond repurchase program, a public or private securities offering or a change in dividend or repurchase policies or amounts
●    a change in senior management
●    developments regarding significant litigation or government agency investigations
●    a significant action by regulatory bodies with respect to a company

●    “Non-Public Information.” Non-public information is information that has not been disclosed generally to the investing public in a manner that complies with applicable securities laws (e.g., by a press release or in a report filed with the U.S. Securities and Exchange Commission (“SEC”)). If you are aware of material non-public information, you may not trade until the information has been widely disclosed to the public and the market has had sufficient time to absorb the information. For purposes of this Policy, information will generally be considered public after the close of market two full trading days following the Company’s public release of the information. For example, if we publicly disclose the information before market open on a Monday, you may trade in Bread Financial securities after market close on Tuesday, because two full trading days (Monday and Tuesday) would have elapsed. If the announcement is made on Monday after market open, you may not trade in Bread Financial securities until after market close on Wednesday.

When in doubt about whether particular information is material or non-public, exercise caution and consult Bread Financial’s General Counsel’s office before disclosing the information or trading in securities to which the information relates.

3.0     Policy Elements
3.1    Restrictions Applicable to all Insiders
a.    General Prohibition on Insider Trading.
i.    If an Insider has material non-public information regarding the Company, they must not trade in Bread Financial securities until that information has been publicly disclosed or is no longer material.
ii.    If an Insider has material non-public information regarding any other company that they obtained as a result of their employment or relationship with the Company, they must not trade in the securities of that other company until that information has been publicly disclosed or is no longer material.

b.    Prohibition on Tipping Information to Others. Insiders may not disclose any material non-public information concerning the Company (or concerning any other company if that information was obtained as a result of your employment or relationship with the Company) or make any recommendations or express opinions on the basis of material non-public information as to trading in Bread Financial or such other company securities to any other persons or entities (including family members, friends, social acquaintances, investors, financial analysts and consulting firms), unless such disclosure is made in accordance with Bread Financial’s Disclosure Policy. This prohibition applies whether or not the Insider receives any benefit from the use of that information by the other person or entity.
c.    Transactions by Family Members. As set forth above, this Policy applies to Family Members. Associates, officers and directors are responsible for the transactions of their Family Members and therefore, should make Family Members aware of the need to confer with them before they engage in any transactions in Bread Financial securities and should treat such transactions by Family Members as if the transactions were for such associate, officer or directors own account.

d.    Other Prohibited Transactions. The Company considers it inappropriate for Insiders to engage in speculative transactions in Bread Financial securities or in certain other transactions in Bread Financial securities that may lead to inadvertent violations of insider trading laws or that create a conflict of interest with the Insider. Therefore, Insiders may not engage in the following transactions with respect to Bread Financial securities:

i.    Hedging transactions. Hedging transactions are often accomplished through the use of financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds. These transactions are designed to hedge or offset any decrease in market value of a person’s stock holdings and may permit you to own Bread Financial securities without the full risk and reward of stock ownership and therefore your objectives may not be in alignment with other Bread Financial stockholders.
ii.    Trading in puts or calls or engaging in short sales. Trading in “puts” or “calls” (e.g., publicly traded options to sell or buy securities) and engaging in short sales (e.g., selling a security you do not own, often because of an expectation that the securities will decline in value), are often perceived as involving insider trading and may focus your attention on the Company’s short-term performance rather than its long-term objectives. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.
iii.    Holding Bread Financial securities in a margin account. Because a broker is permitted to sell securities in a margin account if the customer fails to meet a margin call, the securities may be sold at a time when the customer is aware of material non-public information about the Company.
iv.    Pledging Bread Financial securities as collateral for a loan. Securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan, which may occur at a time when the borrower is aware of material non-public information about the Company.

3.2    Additional Restrictions Applicable to Covered Persons
a.    Trading Windows
i.    Covered Persons may only trade in Bread Financial securities during an open trading window (a “Trading Window”) or pursuant to a Rule 10b5-1 Trading Plan that complies with the guidelines set forth on Appendix A. For purposes of this Policy, Trading

Windows will generally commence after the close of market two full trading days following Bread Financial’s public release of quarterly or annual financial results and will extend through market close on the last business day of the second month of each fiscal quarter.
ii.    Special blackout period. From time to time, an event may occur that is material to the Company and is known by only a few Insiders. If the event remains material and non-public, the Company may impose a special blackout period during which certain Covered Persons are prohibited from trading in Bread Financial securities, even during a trading window. In addition, our financial results may be sufficiently material in a particular fiscal quarter that certain Covered Persons may be asked to refrain from trading in Bread Financial securities. If the Company imposes a special blackout period, it will notify the relevant Covered Persons. If made aware of a special blackout period, you must keep it confidential and not disclose to any other person that a special blackout period has been designated.
b.    Mandatory Preclearance of Transactions by Covered Persons.
i.    Covered Persons must receive preclearance/approval prior to executing any transactions in Bread Financial securities (including gifts) from both (1) the appropriate member of the Company’s executive leadership team (as designated on Appendix B) or their successor or designee as determined by Bread Financial’s General Counsel and (2) a representative of Bread Financial’s General Counsel’s office, and, certify in writing that they are not in possession of material non-public information concerning the Company. Covered Persons must not engage in the transaction unless and until they receive the required approvals in writing.
ii.    The General Counsel’s office shall record the date and time each request is approved or disapproved. Unless revoked, an approval will generally remain valid until the close of trading on the third business day for which permission was granted.
iii.    The existence of these preclearance procedures does not in any way guarantee approval of any proposed transaction. Further, if the requestor becomes aware of material non-public information concerning the Company before the trade is executed, the preclearance/approval shall be void and the trade must not be completed.

c.    Pension Plan Blackout Period. Executive officers and directors of Bread Financial may not trade or transfer during any pension fund blackout period any Bread Financial securities (including derivative securities) that they acquired in connection with their service as an executive officer or director, except to the extent such trade or transfer is permitted by SEC rules. The Company will notify plan participants, directors, executive officers and the SEC in advance of any pension plan blackout period.
3.3    Restrictions Applicable to the Company
The Company will not engage in transactions of Bread Financial securities in violation of insider trading laws.

3.4    Transactions Covered by This Policy
This Policy applies to all trading or other transactions, including gifts, involving any securities issued by or related to Bread Financial, including common stock, options to purchase common stock or any other type of securities that Bread Financial may issue, such as preferred stock, convertible notes and warrants, as well as derivative securities that are not issued by Bread Financial, such as exchange-traded put or call options or swaps relating to Bread Financial securities (collectively, “Bread Financial securities”).

This Policy also applies to trading or other transactions involving securities of other companies with respect to which an Insider has material non-public information that they obtained as a result of their employment or relationship with the Company.

Notwithstanding this general rule, this Policy contains exceptions for certain transactions under Company plans (i.e., stock option exercises, restricted stock awards, routine purchases under the Company’s 401(k) plan and employee stock purchase plan) and Rule 10b5-1 Plans, which are discussed in more detail below in Section 3.7.

3.5    Unauthorized Disclosure of Material Non-Public Information
Insiders are required to maintain the confidentiality of material non-public information about the Company until such information has been broadly disseminated to the public or until the information is no longer material. Such Insiders are also responsible for ensuring their Family Members maintain the confidentiality of such information and do not trade on the basis of such information.

The Company is subject to laws that govern the timing of its disclosures of material information to the public and others. Bread Financial’s Disclosure Policy provides that only certain designated associates (i.e., Company Spokespersons) may communicate on behalf of the Company with the news media, securities analysts and investors. All inquiries from security holders, institutional investors, broker/dealers, securities analysts, other members of the investment community and media must be referred to the appropriate authorized Company Spokesperson as set forth in the Disclosure Policy.

3.6    Consequences of Violating Insider Trading Laws or This Policy
The consequences of violating the securities laws or this Policy can be severe and include the following:

Civil and criminal penalties. If you violate insider trading or tipping laws, you may be required to:
●    pay civil penalties up to three times the profit made or loss avoided
●    pay a criminal penalty of up to $5 million
●    serve a jail term of up to 20 years.
In addition, the Company and/or the supervisors of a person who violates these laws may be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline. If you violate this Policy or insider trading or tipping laws, you may be subject to corrective action by the Company, up to and including termination. A violation of this Policy is not necessarily the same as a violation of law and we may determine that specific conduct violates the Policy, whether or not the conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting Of Violations. Any person who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other associate, officer, director or others, must report the violation immediately to Bread Financial’s General Counsel, the Ethics Office or the Ethics Helpline (online: www.breadfinancial.ethicspoint.com or phone: 877-217-6218).

3.7    Transactions Under Company Plans and Rule 10b5-1 Trading Plans
This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to a Company plan, or to the exercise of a tax withholding right pursuant to which you elect to have Bread Financial withhold shares subject to an option to satisfy tax withholding requirements. This Policy does, however, apply to any broker-assisted cashless exercise of an option or any other market sale for the purpose of generating cash needed to pay the exercise price of an option or satisfy tax withholding obligations, as well as any market sales of shares received upon exercise of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have Bread Financial withhold shares of its stock to satisfy tax withholding obligations upon the vesting of any restricted stock units. This Policy does, however, apply to any market sale of shares received upon vesting.

401(k) Plan. This Policy does not apply to purchases of Bread Financial stock in our 401(k) plan resulting from your periodic contribution of money to the plan through a payroll deduction election. This Policy does, however, apply to certain elections you may make under our 401(k) plan, including (a) an initial election to participate in the Bread Financial stock fund, (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Bread Financial stock fund, (c) an election to make an intra-plan transfer of an existing account balance into or out of the Bread Financial stock fund, (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Bread Financial stock fund balance, and (e) your election to prepay a plan loan if the prepayment will result in allocation of loan proceeds to the Bread Financial stock fund.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Bread Financial stock in our employee stock purchase plan pursuant to the election you made at the time of your enrollment in the plan. The Policy does, however, apply to (a) your election to participate in the plan for any enrollment period, (b) any changes to such election and (c) the sale of Bread Financial stock purchased pursuant to the plan.

Rule 10b5-1 Trading Plans. This Policy does not apply to trading in Bread Financial securities if the trades occur pursuant to a prearranged trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and the Rule 10b5-1 Trading Plan Guidelines set forth on Appendix A. Rule 10b5-1 provides an affirmative defense from insider trading liability for trades that occur pursuant to a prearranged trading plan that meets certain specified conditions.

3.8    Post-Termination Transactions
This Policy will continue to apply to Insiders after their employment or service has terminated with the Company until such time as any material non-public information possessed when such employment or service terminated has become public or is no longer material.

4.0     Policy Maintenance
4.1    Policy Owner
Bread Financial’s General Counsel owns and maintains this Policy.

4.2    Policy Approver
This Policy will be reviewed and approved by the Enterprise Compliance Council (or successor thereof) and Bread Financial’s Board of Directors on an annual basis, or more frequently as necessary.

4.3    Accountability/Sign-Off
Certain associates (based on job function) are required to complete training on insider trading and acknowledge and certify that they have read, understand and agree to comply with this Policy and any applicable procedures.

4.4    Administration of this Policy
Bread Financial’s General Counsel’s office is the administrator of this Policy. If you have a question about this Policy or whether it applies to a particular transaction, contact Bread Financial’s General Counsel’s office for additional guidance. Remember, however, Insiders are ultimately responsible for compliance with the securities laws and this Policy and avoiding improper transactions.

Specific exceptions to Section 3.2 of this Policy may be made when the person requesting approval does not possess material non-public information, the particular circumstances warrant the exception and the exception would not otherwise contravene the law or the purposes of this Policy. Any request for an exception should be directed to Bread Financial’s General Counsel’s office.

5.0    Related Documents
Please refer to the following documents for additional information related to this Policy:
●    Code of Ethics
●    Disclosure Policy

6.0    Appendix A – Rule 10b5-1 Trading Plan Guidelines

The Company’s Insider Trading Policy provides an exception for trades that occur pursuant to a prearranged trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and the Rule 10b5-1 trading plan guidelines set forth below. Rule 10b5-1 allows Insiders to establish plans to sell or purchase Bread Financial securities without restrictions imposed by “trading windows” - even when in possession of material non-public information concerning the Company. Rule 10b5-1 provides an “affirmative defense” from insider trading liability for trades that occur pursuant to a prearranged trading plan that meets the conditions specified in Rule 10b5-1.

Note: Due to concerns that insiders were abusing Rule 10b5-1 Trading Plans, the Securities and Exchange Commission adopted amendments to Rule 10b5-1 that impose new restrictions and requirements on Rule 10b5-1 Trading Plans. These amendments apply to Rule 10b5-1 Trading Plans entered into on or after February 27, 2023.

Bread Financial’s General Counsel may update these guidelines from time to time as appropriate to ensure compliance with SEC guidance and best practices.

Updated Effective: February 27, 2023

REQUIREMENTS FOR RULE 10b5-1 TRADING PLANS

Minimum Plan Requirements. Your Rule 10b5-1 Trading Plan must:

1.    Be entered into in good faith and during an open “trading window” (as defined in the Policy) at a time when you do not possess material non-public information concerning the Company. Such a plan must not be entered into as part of a plan or scheme to otherwise trade on the basis of material non-public information concerning the Company.
    For the Board of Directors and Section 16 executive officers of Bread Financial Holdings, Inc. (“Directors and Officers”), the Rule 10b5-1 Trading Plan must include representations certifying that (1) they are not aware of material non-public information concerning the Company or its securities; and (2) they are adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
2.    Be in writing and preapproved by Bread Financial’s General Counsel’s office and the Compensation Department. Any action on the part of the Company, the General Counsel’s office or the Compensation Department pursuant to these guidelines does not in any way constitute legal advice or insulate you from liability under applicable securities laws. Compliance with Rule 10b5-1 and applicable securities laws is solely your responsibility.

3.    Include appropriate trading instructions. You may either specify the price, number of shares and date of trades ahead of time or provide a formula or other instructions by which your broker can determine the price, amount and date of trades. You may also authorize your broker to make purchase and sale decisions on your behalf without any control or influence by you.

4.    Prohibit you from exercising, after entering into the plan, any subsequent influence over the amount of securities to be traded, the price at which securities are to be traded or the date of the trade. You may delegate discretionary authority to your broker, but you are not allowed to exercise any subsequent influence or discretion over the trades.

5.    Include the required cooling off period between the date you adopt your Rule 10b5-1 Trading Plan and when the first trade occurs under the plan. A cooling off period helps minimize the risk that a claim will be made that you were aware of material non-public information when you entered into the plan. Rule 10b5-1 requires the following cooling off periods:

●    For Directors and Officers, the cooling off period is the later of (1) 90 days after adopting or modifying the Rule 10b5-1 Trading Plan or (2) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified. In any event, the required cooling off period is not to exceed 120 days after adopting the plan.

●    For all other persons, the cooling off period is 30 days after adopting the Rule 10b5-1 Trading Plan.

Note that any modification to the amount, price or timing of the purchase or sale of securities in the Rule 10b5-1 Trading Plan is considered a termination of such plan and the adoption of a new plan. Therefore, the new ‘modified’ plan would also be subject to the cooling off periods above.

6.    Include an expiration date that is at least six months but not more than 24 months from the effective date of your Rule 10b5-1 Trading Plan. Shorter trading plans may be viewed as an attempt to take advantage of short-term trades, and longer trading plans are more likely to be amended or terminated, which actions are discouraged and scrutinized.

Good Faith Requirement. In addition to entering into the plan in good faith (as discussed above), you must also act in good faith with respect to the Rule 10b5-1 Plan, and not take actions after adopting the plan to benefit from material non-public information that you may acquire after entering into the plan (e.g., influencing the timing of Company disclosures so the trades under a plan are more profitable).

Disclosures Regarding Rule 10b5-1 Trading Plans. Bread Financial is required to provide quarterly disclosure in its Forms 10-Q and 10-K regarding the adoption, modification or termination of Rule 10b5-1 Trading Plans by Directors and Officers. Such disclosure includes the name and title of the Director or Officer, the date of the Rule 10b5-1 Trading Plan, the plan’s duration and the total number of securities to be purchased or sold under the plan.

In addition, Forms 4 and 5 include a checkbox for Directors and Officers to identify transactions made pursuant to a Rule 10b5-1 Plan.

Multiple Overlapping Rule 10b5-1 Trading Plans Are Not Allowed. Except in limited circumstances, you are not allowed to have multiple Rule 10b5-1 Trading Plans that overlap during the same time period.

Only One Single-Trade Plan is Allowed During any 12-Month Period. Except in limited circumstances, you are limited to only one “single-trade” Rule 10b5-1 Trading Plan in any 12-month period. A single-trade plan is a plan designed to effect the purchase or sale of the total amount of securities subject to the plan in one single trade.

Modifications and Terminations of Rule 10b5-1 Trading Plans. Any modification to the amount, price or timing of the purchase or sale of securities in a Rule 10b5-1 Trading Plan is considered a termination of the plan and the adoption of a new Rule 10b5-1 Trading Plan, which will be subject to the cooling off periods set forth above.

Any modifications or terminations of Rule 10b5-1 Trading Plans must be made during a “trading window” when you do not possess material non-public information concerning Bread Financial and must be preapproved by Bread Financial’s General Counsel’s office, which will inquire into the change in circumstances that has occurred since the inception of the plan. The Company has the right at any time to impose additional and/or different requirements in connection with the modification or termination of a Rule 10b5-1 Trading Plan in order to protect you and the Company from potential liability.

Trading Outside Your Rule 10b5-1 Trading Plan. Any purchase or sale of Bread Financial securities outside of your Rule 10b5-1 Trading Plan must be in accordance with the Company’s insider trading policies. In addition, you may not purchase or sell Bread Financial securities in an effort to use a hedging strategy to offset your plan trades while a plan is in effect. Any trading outside of your Rule 10b5-1 Trading Plan will be subject to heightened scrutiny for potential hedging strategies and/or good faith concerns. Depending on the circumstances, it may be advisable not to engage in any trading outside the plan.

7.0     Appendix B – Executive Leadership Team - Preclearance

The following list sets forth the executive leadership team for purposes of Section 3.2(b) of the Policy, which requires Covered Persons to receive approval from both (1) the appropriate member of the Company’s executive leadership team (as set forth below) and (2) a representative of Bread Financial’s General Counsel’s office.

Bread Financial’s General Counsel may update this Appendix from time to time as appropriate.

Last Updated: November 2024

●    CEO & President
    All direct reports of the CEO
●    EVP & CFO
    All Covered Persons within the CFO organization
●    EVP, Operations & Credit Risk
    All Covered Persons within the Operations & Credit Risk organization
●    EVP, Chief Commercial Officer
    All Covered Persons within the Chief Commercial Officer’s organization
●    EVP, Chief Technology Officer
    All Covered Persons within the Chief Technology Officer’s organization
●    EVP, CAO, General Counsel and Secretary
    CEO; All members of the Bread Financial, Comenity Bank and Comenity Capital Bank boards of directors; all Covered Persons within the General Counsel and Chief Administrative Officer’s organization; and any Covered Persons not otherwise captured under any of the other executive leaders listed above